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                             October 2, 2023

       Chen Yuanhang
       Chief Executive Officer
       LVPAI GROUP Ltd
       50 West Liberty Street, Suite 880
       Reno, Nevada 89501

                                                        Re: LVPAI GROUP Ltd
                                                            Form 10-K for the
fiscal year ended January 31, 2023
                                                            Filed May 25, 2023
                                                            Response dated May
15, 2023
                                                            File No. 033-20966

       Dear Chen Yuanhang:

              We have reviewed your May 15, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 24, 2023 letter.

       Annual Report on Form 10-K for the fiscal year ended January 31, 2023

       General

   1.                                                   Refer to prior comment
1. Please provide prominent disclosure about the legal and
                                                        operational risks
associated with a majority of your directors and officers based in or having significant ties
to China. Your disclosure should make clear whether these risks could result in a
material change in your search for a target company and/or the value of the securities you are
registering for sale. Your disclosure should address how recent statements and
regulatory actions by China   s government, such as those related to data
                                                        security or
antimonopoly concerns, have or may impact the company   s ability to conduct
                                                        its business, accept
foreign investments, or list on a U.S. or other foreign exchange.
 Chen Yuanhang
FirstName  LastNameChen Yuanhang
LVPAI GROUP     Ltd
Comapany
October    NameLVPAI GROUP Ltd
        2, 2023
October
Page 2 2, 2023 Page 2
FirstName LastName
2. Disclose each permission or approval that you or your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
3.       Given the significant oversight and discretion of the government of
the People   s Republic
         of China (PRC) over the conduct of your directors' and officers' search for a target company, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term
control    (including the
         terms    controlling,       controlled by,    and    under common
control with   ) means    the
         possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
4. We note your disclosure on page 3 regarding PRC M&A Rules. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
5. Please revise the introduction to your Business section to disclose the risks that the location of the sponsors and the majority of your executive officers and/or directors having significant ties to China may make you a less attractive partner to a non-China-
         based target company, which may therefore limit the pool of acquisition candidates.
6. We note your disclosure on page 2 regarding enforcement of judgments in China. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
 Chen Yuanhang
LVPAI GROUP Ltd
October 2, 2023
Page 3

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                        Sincerely,
FirstName LastNameChen Yuanhang
                                                        Division of Corporation
Finance
Comapany NameLVPAI GROUP Ltd
                                                        Office of Real Estate &
Construction
October 2, 2023 Page 3
cc:       Ben Borgers, Esq.
FirstName LastName